2024 ANNUAL INFORMATION FORM
(Fiscal Year Ended March 31, 2024)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Quebec
June 14, 2024    Canada H4T 1G6

TABLE OF CONTENTS

1. CORPORATE STRUCTURE.. 4
1.1 Name, Address and Incorporation. 4
1.2 Intercorporate Relationships. 4
2. COMPANY OVERVIEW... 4
2.1 Overview.. 4
2.2 Geographic and Segment Revenues and Locations. 5
2.3 Our Mission. 5
2.4 Our Vision. 5
3. GENERAL DEVELOPMENT OF THE BUSINESS.. 5
3.1 Significant Developments of the Three Most Recent Fiscal Years. 5
4. DESCRIPTION OF THE BUSINESS.. 9
4.1 Our Strategy. 9
4.2 Our Operations. 9
4.3 Industry Overview and Trends. 10
4.4 Innovation and Research and Development 10
4.5 Production and Services. 14
4.6 Specialized Skills and Knowledge. 15
4.7 Competition. 15
4.8 Components. 15
4.9 Intellectual Property. 16
4.10 Cycles. 16
4.11 Employees. 17
4.12 Sustainability. 17
4.13 Foreign Exchange. 19
4.14 Reorganizations. 19
5. BUSINESS RISK AND UNCERTAINTY.. 20
6. DIVIDENDS AND DISTRIBUTIONS.. 20
6.1 Dividends. 20
6.2 Repurchase and Cancellation of Common Shares. 20
7. CAPITAL STRUCTURE AND MARKET FOR SECURITIES.. 20
7.1 Share Capital Description. 20
7.2 Common Share Trading Price and Volume. 20
7.3 Prior Sales. 22
7.4 Unsecured Senior Notes. 22
7.5 Credit Ratings. 22
8. DIRECTORS AND EXECUTIVE OFFICERS.. 23
8.1 Name and Occupation. 24
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions. 30
9. TRANSFER AGENT AND REGISTRAR.. 30
10. AUDIT COMMITTEE.. 30
10.1 Charter 30
10.2 Membership. 30
10.3 Approval of Services. 31
11. INTERESTS OF EXPERTS.. 32
12. ADDITIONAL INFORMATION.. 32
GLOSSARY.. 34
SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS.. 36
SCHEDULE B – LOCATIONS OF MATERIAL SITES.. 41
SCHEDULE C – AUDIT COMMITTEE CHARTER.. 45

INFORMATION INCORPORATED BY REFERENCE
CAE’s Management’s Discussion and Analysis (MD&A) and our Consolidated Financial Statements for the year ended March 31, 2024, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2024 (Annual Financial Report). The Consolidated Financial Statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and IFRS Accounting Standards, as issued by the International Accounting Standards Board. Certain information contained in the MD&A and the Consolidated Financial Statements for the year ended March 31, 2024, and the notes thereto, available on SEDAR+ at www.sedarplus.ca, is specifically incorporated by reference into this Annual Information Form (AIF). Certain comparative figures have been reclassified as a result of our Healthcare segment being presented as discontinued operations in our MD&A and Consolidated Financial Statements. Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.
Unless otherwise noted, all dollar references in this AIF are expressed in Canadian dollars. In this AIF, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. We also use the other defined terms throughout this AIF which are defined in the Glossary annexed to this AIF.
References to fiscal 2024 or FY2024 refer to the period from April 1, 2023 to March 31, 2024, references to fiscal 2023 or FY2023 refer to the period from April 1, 2022 to March 31, 2023, references to fiscal 2022 or FY2022 refer to the period from April 1, 2021 to March 31, 2022 and references to fiscal 2021 or FY2021 refer to the period from April 1, 2020 to March 31, 2021.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined herein) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts.
Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil

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aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, shareholder activism, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE.
Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in Section 10 “Business risk and uncertainty” of the MD&A of the financial report for the year ended March 31, 2024, which has been filed with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and is available on CAE's website (www.cae.com). The MD&A has also been filed with the U.S. Securities and Exchange Commission and is available on its website (www.sec.com).
Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this AIF are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.
The forward-looking statements contained in this AIF describe our expectations as of June 14, 2024 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this AIF. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this AIF are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption

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that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, and our ability to complete the integration of the AirCentre business and the separation of the CAE Healthcare business within the anticipated time periods and at the expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this AIF and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this AIF, refer to Section 10 “Business risk and uncertainty” of the MD&A of the financial report for the year ended March 31, 2024, available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), which section is incorporated into the AIF by this reference.

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1.CORPORATE STRUCTURE
1.1Name, Address and Incorporation
On March 17, 1947, CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.
CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares (Common Shares), and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine. On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA.
CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Quebec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.
1.2Intercorporate Relationships
The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A.
2.COMPANY OVERVIEW
2.1Overview
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.
CAE’s Common Shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

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2.2Geographic and Segment Revenues and Locations
CAE’s consolidated revenue in FY2024 was $4.3 billion and in FY2023 was $4.0 billion, and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%) (based on location of customers)
	FY2024	FY2023		FY2024	FY2023
Civil Aviation	57	54	Canada	11	9
Defense & Security	43	46	United States	49	52
	100	100	United Kingdom	6	6
			Rest of Americas	2	2
			Europe	15	14
			Asia	13	15
			Oceania and Africa	4	2
				100	100
For information on CAE revenues by reportable segment, reference is made to Section 6 “Results by segment” of the Company’s 2024 MD&A, which section is incorporated by reference into this AIF.
Schedule B sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF.
2.3Our Mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
2.4Our Vision
To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.GENERAL DEVELOPMENT OF THE BUSINESS
3.1     Significant Developments of the Three Most Recent Fiscal Years
Fiscal Year 2022 Highlights
Leadership Changes
–Effective May 3, 2021, Mary Lou Maher was appointed to the Board of Directors of CAE (Board).
–On August 30, 2021, Carter Copeland was appointed Senior Vice President, Global Strategy as a new leadership position and Andrew Arnovitz was appointed to the position of Senior Vice President, Investor Relations and Enterprise Risk Management.

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–On October 28, 2021, Pascal Grenier was appointed to the position of Senior Vice President, Flight Services & Global Operations.
–Effective March 30, 2022, Hélène V. Gagnon was appointed to the newly created position of Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement.
Business Combinations
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supported CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled civil aviation services.
–On June 10, 2021, we acquired GlobalJet Services, a provider of aviation maintenance training recognized around the world for its services for both business and helicopter sectors. This acquisition expanded our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.
–On July 2, 2021, we acquired the L3H MT business, which includes Link Simulation & Training, Doss Aviation and AMI for cash consideration of $1,337.7 million. Link Simulation & Training was one of the leading providers of military training solutions in the U.S., Doss Aviation was the provider of initial flight training to the United States Air Force, and AMI was a design and manufacturing facility for simulator hardware. The acquisition expanded our position as a platform-independent training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.
–On February 28, 2022, we acquired AirCentre, a suite of flight crew management and optimization solutions for cash consideration (net of cash acquired) of $498.9 million. The transaction provided us with the AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. The acquisition further expanded our reach across our broad customer base beyond pilot training and established CAE as a technology leader in the growing market for industry-leading, digitally enabled flight and crew operations solutions.
Other
–In July 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE Common Shares on a one-for-one basis.
–In July 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million to partially finance the payment for the L3H MT acquisition.
–In July 2021, we were included in the S&P/TSX 60 index, which represents the 60 leading businesses in leading industries in Canada.
–In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026.
–In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Quebec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over 5 years.
Fiscal Year 2023 Highlights
Leadership Changes
–On April 1, 2022, Patrick M. Shanahan joined the Board.

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–Effective August 10, 2022, Elise Eberwein and Ayman Antoun were appointed to the Board. In addition, Alan N. MacGibbon succeeded the Honourable John Manley as Chair of the Board. Mr. Manley stepped down from the Board in line with CAE’s term limits policy.
–On June 20, 2022, Heidi R. Wood stepped down as Executive Vice President, Business Development and Growth Initiatives and President, Healthcare.
–On September 6, 2022, Abha Dogra was appointed Chief Digital and Technology Officer in a new leadership position. Ms. Dogra’s position evolved to Chief Technology and Product Officer when she took charge of the Product Management function, while continuing to assume her Digital and Technology responsibilities.
Other
–On August 16, 2022, we announced that we had signed a 15-year agreement with the Qantas Group, to develop and operate a new state-of-the-art pilot training centre in Sydney, Australia.
–In October 2022, we amended our US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, we terminated our $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.
–On March 30, 2023, we announced a joint venture to establish the first advanced flight training centre in Athens, Greece. The centre is expected to begin pilot and cabin crew training by the end of calendar 2023 and will be our first training centre in Southeastern Europe.
Fiscal Year 2024 Highlights
Leadership Changes
–Effective May 1, 2023, Bob Lockett was appointed Chief People Officer, succeeding Dan Sharkey who retired on June 30, 2023, as Senior Vice President, Global Human Resources.
–On August 9, 2023, Sophie Brochu was elected to the Board.
Business Dispositions
–On February 16, 2024, we announced the closing of the sale of our Healthcare business to Madison Industries for an enterprise value of C$311 million. The total consideration, after preliminary working capital and selling price adjustments, amounted to $293.4 million and is subject to further post-closing adjustments. This transaction better positions CAE to efficiently allocate capital and resources to secure growth opportunities on the horizon in our much larger, core simulation and training markets: Civil Aviation and Defense and Security.
Other
–On April 4, 2023, we inaugurated our newest business aviation training centre and our first on the U.S. West Coast, located in Las Vegas near Harry Reid International Airport with 50,000-square-foot of space and capacity for up to eight full flight simulators.
–On May 30, 2023, we announced the award of a contract from General Dynamics Information Technology to support Flight School Training Support Services at Fort Novosel (formerly Fort Rucker), Alabama. The contract, valued at US$455M, supports the recent award to GDIT by the U.S. Army Program Executive Office for Simulation, Training and Instrumentation for simulation capabilities and training support services to prepare initial entry-level and graduate-level rotary wing flight training at Fort Novosel.

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–On June 12, 2023, we announced the closing of our private offering of $400 million aggregate principal amount of 5.541% Series 1 Senior Unsecured Notes due June 12, 2028. In connection with the offering, we obtained a credit rating for the Notes. See Sections 7.4 “Unsecured Senior Notes” and  7.5 “Credit Ratings”.
–On June 19, 2023, we announced the signing of an agreement with Boeing through which CAE will become a Boeing Authorized Training Provider, and the first to offer Boeing’s Competency-Based Training and Assessment curriculum.
–On August 30, 2023, we announced the expansion of our longstanding joint venture with Embraer to include pilot and cabin crew training for the Embraer E-Jets E2 family of commercial aircraft. Embraer-CAE Training Services (ECTS) launched a new pilot training program and deployed a first E-Jet E2 full-flight simulator at the Singapore-CAE Flight Training Centre where training began in January 2024.
–On February 16, 2024, concurrent with the sale of our Healthcare business, we announced that we will further streamline our operating model and portfolio, optimize our cost structure and create efficiencies.
–On March 18, 2024, we announced that the signature of a 15-year agreement with Akasa Air, India’s fastest growing airline, to provide Boeing 737MAX pilot training at our facilities in India.
Fiscal Year 2025 to Date
–Following the end of fiscal 2024, effective April 4, 2024, Jason Goodfriend was appointed Interim Group President, Defense & Security, succeeding Dan Gelston. His role has since evolved to Interim President and Chief Operating Officer, Defense & Security, USA.
–On May 16, 2024, Patrick Decostre joined the Board.
–On May 21, 2024, we announced a re-baselining of our Defense and Security business along with impairments and unfavourable contract adjustments related to eight previously identified fixed-price legacy contracts (Legacy Contracts). In the fourth quarter of fiscal 2024, we recorded a $568.0 million non-cash impairment of Defense and Security goodwill and $90.3 million in unfavourable contract profit adjustments as a result of accelerated risk recognition on the Legacy Contracts. We also recorded a $35.7 million impairment of related technology and other non-financial assets which are principally related to the Legacy Contracts.
–On May 21, 2024, Nick Leontidis was appointed Chief Operating Officer, as part of a senior leadership reorganization to further strengthen CAE’s execution capabilities and drive additional synergies between CAE’s Defense and Security business and its Civil Aviation business. In this role, he has overall responsibility for both the Civil Aviation and the Defense and Security business segments.
–On May 27, 2024, we announced the re-establishment of our normal course issuer bid (NCIB) to purchase up to 15,932,187 of our Common Shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when we complete purchases or elect to terminate the NCIB. Please refer to section 6.2 “Repurchase and Cancellation of Common Shares” for more detail regarding the NCIB.
–On May 29, 2024, we announced that SkyAlyne Canada Limited Partnership (SkyAlyne), a partnership between CAE and KF Aerospace, was awarded a $11.2 billion, 25-year contract by the Government of Canada to manage the Future Aircrew Training Program for the Royal Canadian Air Force (RCAF). Under the Program, SkyAlyne – in collaboration with the RCAF – will design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions to train Canadian military pilots, Air Combat Systems Officers and Airborne Electronic Sensor Operators.

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4.DESCRIPTION OF THE BUSINESS
4.1Our Strategy
CAE's four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
▪Efficient growth;
▪Technology and market leadership;
▪Revolutionizing training and critical operations;
▪Skills and culture.
Efficient Growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth.
Technology and Market Leadership
We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets.
Revolutionizing Training and Critical Operations
We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability.
Skills & Culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.
More information about CAE’s strategy can be found in Section 3.4 “Our strategy” of CAE’s 2024 MD&A, which section is incorporated by reference herein.
4.2Our Operations
Our operations are managed through two segments:
Civil Aviation
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines,

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business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations, and aircraft finance leasing companies.
Information about CAE’s Civil Aviation segment (Civil), including market drivers and profitability drivers can be found in the section entitled “CIVIL AVIATION MARKET” under Section 3.5 “Our operations” of CAE’s 2024 MD&A, which section is incorporated by reference herein.
Defense and Security
We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.
Information about CAE’s Defense & Security segment (Defense), including market drivers and profitability drivers can be found in the section entitled “DEFENSE AND SECURITY MARKET” under Section 3.5 “Our operations” of CAE’s 2024 MD&A, which section is incorporated by reference herein.
4.3Industry Overview and Trends
CAE’s Civil and Defense businesses are each driven by factors that are particular to each market. However, across all of our markets, we see the potential for long-term growth driven by multiple secular factors including: the importance of safety, the critical nature of the operations we support and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future growth opportunities and going forward, we see significant opportunity to leverage our market and technological expertise as a bigger, stronger and more profitable CAE.
CAE believes the civil aviation market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). A positive RPK trend typically results in increased need for aircraft, pilots, crew and modernized flight operations solutions. Additional factors influencing civil aviation include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector. Section 3.5 “Our operations” of CAE’s 2024 MD&A provides more detail regarding the civil aviation market trends and outlook.
CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defense products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. We continue to experience delays in the awarding of new contracts due to reduced bandwidth within government procurement agencies, which impacts adjusted order intake1. Our Defense business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft. Section 3.5 “Our operations” of CAE’s 2024 MD&A provides more detail regarding the defence market trends and outlook.
4.4Innovation and Research and Development
Overview
CAE represents more than 75 years of industry firsts—the highest-fidelity flight and mission simulators and training programs powered by digital technologies. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions.
1 Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received: for the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

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As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions to the civil aviation and defence and security markets globally. We leverage the power of data to enable instructors to train pilots to be more competent in their skills. Our full-spectrum solutions are helping deliver more immersive and effective products, services, and solutions and empower pilots, airlines and defence and security forces to perform at their best every day in the moments that matter.
Technology leadership and a deep-rooted innovation culture are key fundamentals in the four pillars of CAE’s strategy.
Sector Technology Trends
The evolving trends in the aerospace sector remain consistent: the digitalization of operations, the decarbonization of the industry, as well as advancements in future mobility platforms, all of which remain priorities for the industry. One of the central needs of the aerospace sector is the efficient training of pilots to address growing and currently unmet demands. The modernization of the training systems is expected for the new generation of learners, leveraging data analytics and objective assessments, to deliver the highest quality of training. New entrants into the logistics and transportation sectors are developing platforms for urban air mobility and are introducing the use of drones for commercial applications, a trend that is contributing to accelerate the development cycles and that is supported by significant investments into this promising sector. Electrical propulsion, hydrogen powered aircraft and sustainable aviation fuels are also on the drafting table of several technology demonstrators and the aerospace sector strategic plans toward decarbonization of flight.
The near-peer threats underscore the importance of defence technology trends such as joint training, large operational and training intelligence data sets processed, integrated, and made available for use in real-time. Common operating views amongst the five domains (Air, Land, Sea, Space, and Cyber) are being integrated across large scale interoperable training systems. Addressing the pilot shortage and pilot training cycles continue to be a priority given the challenges of the complex fifth-generation fighter platforms.
Innovation and R&D Programs
CAE has a long history of conducting large-scale R&D Programs in the field of modeling and simulation for aerospace training services and products. CAE consistently ranks among the top 20 Canadian companies for investments in R&D, including the second highest spender in Aerospace and Defence in Canada’s Top 100 Corporate R&D Spenders 2023, where CAE ranked 18th among all sectors. We continue to focus significant resources in areas such as data analytics, artificial intelligence (AI), immersive environments, and more – all aimed at digital immersion that will help our customers achieve their best performance in the moments that matter.
In FY2024 CAE launched a project that aims to develop monitoring tools to detect and characterize biases in industrial systems introduced during operations, in order to increase the reliability and robustness of these systems. CAE is carrying out the project with industrial partners from the telecommunications and AI sectors respectively and with a public research centre under the umbrella of Confiance.ia, Quebec’s industrial consortium for the development of sustainable, ethical, secure and responsible AI. Additionally, in FY2024 CAE initiated Project Eco-Envol in collaboration with two other Quebec aerospace companies. The project aims to support sustainable approaches for complying with EU REACH, a European regulation that governs the use of chemicals in products, assist SMEs in developing their environmental compliance to promote sustainable aviation more effectively, and collaborate with CAE's suppliers to monitor and substitute Substances of Very High Concern in our products, thereby enhancing the performance and sustainability of our aerospace ecosystem. The Eco-Envol project aligns with CAE's sustainability strategy, which aims to reduce our environmental footprint and facilitate the transition to a low-carbon economy. Through partnerships with other aerospace stakeholders, CAE demonstrates its leadership and dedication to innovation and environmental stewardship. In FY2024, CAE has also announced a long-term and wide collaboration with the National Research Council (NRC) Canada to support research advancement in technology across Advanced Air Mobility (AAM), clean tech, climate change and more. The goal is to expand CAE’s leadership role in the further development of air transport industries. As the first joint effort, CAE is working closely with the NRC on electric aircraft technology.
In FY2024, CAE completed a collaborative R&D project which was launched in FY2021 for the development of the “Aircraft for the digital and sustainable mobility of tomorrow.” As part of this initiative, CAE and its partners have accelerated the technology development, the digital transformation, and knowledge for the advancement of future aircraft technologies, such as electric aircraft, hybrid propulsion, as well as advancing the development of associated infrastructures and services.

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In FY2023, CAE completed its investments in one of its major innovation projects which was launched in 2019 and under which CAE announced that it would invest to stay at the forefront of the global training industry. CAE is constantly strengthening its products and services and leveraging digital technologies, ranging from big data to AI, cloud-computing, platforms, cybersecurity, virtual reality (VR) and mixed reality (MR). The initiative has enabled CAE to pioneer next generation training solutions for the civil aviation and defence and security sectors. Capitalizing on its expansive training network and robust data ecosystem, CAE has solidified its distinctive global presence. This strategic development underscores CAE’s commitment to innovation and its pivotal role in shaping the future of training technologies. As a result of this project, CAE continues to maintain strong partnerships with the innovation ecosystem including OEMs, small/medium enterprises, and collaboration partners, such as universities, colleges and research centres that contribute to CAE’s success.
In July 2021, CAE launched a major five-year R&D investment program that reinforces CAE’s position as a global technology leader, creates high-value jobs and collaborations and contributes to a greener, safer and more inclusive world. We are investing $1 billion in a transformation project to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and AI in civil aviation and defence and security. As part of this project, CAE is developing dedicated end-to-end technology, operational support and training solutions tailored for AAM, as well as green light aircraft technologies. We are also partnering with Governments of Canada and Quebec to open up these new markets for CAE, Canada and Quebec. CAE will collaborate and co-develop technology solutions with small and medium companies and work with post-secondary institutions, research centres and STEM institutions to create Work Integrated Learning opportunities for students as well as scholarship positions.
Selected Innovation Highlights Across CAE’s Business Segments
CAE’s digital transformation, which started in FY2019, has continued at an accelerated pace with a clear strategic focus to achieve major digital transformation objectives across CAE’s businesses. We have all the building blocks to be a unique provider of premium training services in aerospace and defence, by leveraging a trusted data lake and security-by-design engineering practices.
AI is revolutionizing the aviation industry, prompting CAE to delve into the transformative potential of a comprehensive data environment and AI deployment to boost productivity and drive revenue growth. We are convinced that AI can expedite opportunities that enhance process efficiency and maximize the utilization of assets and resources, thereby increasing training sales and generating cost savings. This is expected to have an impact across our business, including training services, hardware sales, airline flight operations solutions, project delivery and corporate services. Our commitment to safety remains paramount, and we are committed to traceable, safe and ethical use of this technology.
AI and big data for and from training services delivered by CAE remain high priority strategic transformation themes in the CAE R&D technology roadmap. The development of AI algorithms from the data generated during the pilot’s training journey is at the centre of future aviation training marked by a paradigm shift towards data driven evidence and insights. The CAE AI & Analytics Platform (CAE Rise™) has been augmented with new AI algorithms providing 20+ distinct insights. This allows it to function as a co-pilot to flight instructors, increasing training efficacy and helping training centre supervisors to objectively calibrate the effectiveness of instructors by leveraging telemetric and biometric data. CAE is shaping the future of training through innovations introduced with CAE Rise™ allowing to improve training quality, objectivity and efficiency through the integration of untapped data-driven insights into the training journey of aviation professionals.
In FY2024, CAE developed its new CAE Connect digital platform and will continue to grow it as an omni-digital platform to connect all services and products together to be used by all users, whether they are CAE training centres employees (such as instructors, sales representatives and training centre management), customers or pilots to offer a frictionless experience between our customers and our operations. The strategy will harness the comprehensive data amassed across various platforms, granting users tailored access to pertinent information. This approach is designed to enhance asset utilization, streamline interactions, and refine operational efficiency, ultimately bolstering customer engagement and loyalty. It also uniquely positions us by establishing a strong foundation to become an eventual marketplace for training between airlines, OEMs and training providers.
In the future, between CAE Rise™ and CAE Connect, we are positioned to offer a complete training data digital thread from training to biometrics to flying data, depending on customer context and regulatory environment.

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In FY2022, CAE announced CAE Prodigy™ an ambitious multi-year program to develop a new generation of image generators based on gaming technologies for its civil and defence and security markets. The objective was to dramatically increase the immersive cueing provided to pilots and operators, improving the synthetic environment density and realism of the training environment, all while processing digital content from industry standard formats. In FY2024, CAE became the premier aviation simulation and training organization to flawlessly incorporate a gaming engine into its full-flight simulator visual system, attaining Level D qualification – the most prestigious certification available in simulation. This milestone represents a pivotal advancement as we shift our efforts towards enhancing its functionalities to address the requirements of the defence and security market.
In FY2024, CAE sold and delivered multiple training systems from the CAE TRAX Academy, an advanced training continuum designed for more efficient military pilot training. This system incorporates the CAE Sprint VR trainer, utilizing cutting-edge MR technologies and CAE Rise™, for AI-driven synthetic coaching. The training system promotes self-paced learning within an immersive, high-fidelity virtual environment. Additional devices have been deployed to customers, and collaborative trials are underway to enhance the learning and training experience. This training system’s core principles are also being applied to the burgeoning Electric Vertical Takeoff and Landing (eVTOL) training market, resulting in synergies and efficiencies in development and engineering efforts.
Also in FY2024, CAE secured the U.S. Army’s Phase II rapid prototyping for the Soldier Virtual Trainer (SVT) program. This 20-month project will refine the Weapons Skills Development prototype, SVT Core system, and Intelligent Tutor. Following a competitive two-year selection, the SVT prototype, part of the Synthetic Training Environment, will enhance soldier-led training. The SVT program, under the Program Executive Office for Simulation, Training and Instrumentation, is set to replace outdated training systems, filling training gaps and preparing soldiers for multi-domain operations. CAE Defense & Security prioritizes these agile solutions to meet global customer needs and modernization goals.
CAE also performed a trial for the Japan Air Self-Defense Force (JASDF) in FY2024. The trial measured training efficacy and human performance of student pilots practicing take-off and landing maneuvers on CAE’s Sprint Virtual Reality Training Devices. The trial with 30 JASDF cadets leveraged AI coaching and real-time feedback on maneuvers to demonstrate improved student proficiencies. CAE partnered with the Royal Netherlands Aerospace Centre (NLR) to assess the results and applied methodology of the trial. NLR evaluated the measured proficiency attributed to the use of biometric analysis and feedback in the trial. This assessment demonstrated the benefits of automated, real-time assessment of situational pilot performance as provided by CAE Rise™ and will inform future research efforts and help identify opportunities and potential improvements.
Innovation Across CAE’s Operations
In FY2024, CAE continued major transformation projects to set the stage for a much larger future business and to transform our industry through digital technology innovation and thought leadership. We are pursuing several projects with the intent of optimizing our operating model, further digitalizing our processes, and ultimately generating significant and recurring economies of scale. CAE has introduced leading technologies into our processes and operations which includes the digitalization and optimization of our manufacturing, sourcing activities, and related IT infrastructure. CAE and its project partners are collaborating to develop capabilities to reduce production cycle times, minimize inventory, and improve product time-to-market.
CAE harnesses AI to streamline operations and enrich the user experience. A notable example is the Bids and Proposals AI Assistant, which has been launched to replicate the bid teams’ writers’ workflow, enhancing their productivity by generating relevant proposal sections from a database of past bids, leading to a 20% reduction in effort. In the financial department, the introduction of cognitive services for accounts payable has not only improved efficiency but also raised employee satisfaction significantly.
Looking ahead to FY2025, CAE has established a solid foundation for future AI applications, including corporate chatbots, content generation assistants for courseware, and advanced retrieval-augmented generation tools. Moreover, CAE has bolstered its machine learning operations infrastructure to create, deploy, and maintain sophisticated AI models. This includes a predictive model currently used in Business Aviation Training to determine the probability of customer cancellations, with additional models in the pipeline designed to predict training needs and enhance resource management.

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4.5Production and Services
CAE provides comprehensive solutions involving products and services to equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions.
Production
CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Arlington and Tampa in the U.S.; and Stolberg, Germany.
Most of our manufacturing and integration activities for Civil and Defense are conducted at CAE’s facilities in Montreal and Arlington, with some integration and update related work also being conducted at the Tampa and Stolberg sites. The Arlington and Tampa facilities conduct military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts.
Investments such as manufacturing automation equipment, supply chain logistics tools and AI continue to improve CAE’s manufacturing efficiency and agility as well as augment the accuracy of supply chain decision making.
Services
CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has more than 240 sites and training locations in over 40 countries.
These locations include type rating training organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defense training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres.
CAE provides a range of technical support services to Civil and Defense simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Civil and Defense upgrade services are not restricted to CAE products as CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed full flight simulators while providing valuable insights into customer training needs.
Our Flight Operations Solutions segment offers a broad portfolio of software products to serve the flight operations of both business and commercial aviation covering operations control, crew & airport management, flight dispatch & meal/beverage planning capabilities, helping airlines and business aviation operators make optimal data-driven decisions across their entire flight operations.
In Defense, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 145 sites around the world.
CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, cybersecurity, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.

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4.6Specialized Skills and Knowledge
CAE predominantly employs graduates in engineering and software development, as well as pilots, instructors, flight training experts, flight dispatching experts and airlines operation specialists. As an industry leader, CAE is able to train its staff in the technology and software required for simulation, aircraft equipment and airline software implementations. Flight instructors are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering and software development talent is critical to CAE’s innovation capability, CAE has a career framework to develop the talent pipeline within the CAE technology community.
Flight instructors are CAE’s second-largest employee group after engineers and are the Company’s face in front of customers. They are also key to ensuring we maintain our position as the industry’s gold standard in training. We have implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Our strategy was developed to recruit, develop and retain the best instructors and includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative also helps us build the right HR infrastructure around instructors and give them the tools they need to excel.
To optimize training leadership, CAE is investing in several key areas:
–Enhancing instructor performance – as a result, CAE is strengthening its instructor support infrastructure, including new functions, processes and technical support tools;
–Enhancing course offering by investing in courseware development and training delivery support tools;
–Training service innovation – CAE is continuing to invest in R&D to innovate its training service offering and is leveraging its engineering organization and capabilities to support strategic training solutions;
–Upskilling and reskilling of its workforce especially as emerging and disruptive technologies are adopted and implemented in CAE’s processes, products, and services; and
–Creating meaningful work-integrated learning opportunities in support of future generations and CAE’s future talent and workforce.
4.7Competition
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. Section 10.1 “Strategic risks” of CAE’s 2024 MD&A contains more information regarding competition as a risk factor for CAE.
4.8Components
CAE deals with a variety of goods and services suppliers across our business segments. We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to captive product pricing risk, delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us.
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase project costs and result in declining bid performance. Advances in AI, digitalization and electrification, coupled with geo-political pressures may intensify global supply chain imbalances in certain raw materials and electronic commodities. In this evolving context, supply chain shortfalls and disruptions may hinder our ability to execute projects in a timely manner, support aftermarket

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needs or finish projects, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations.
Global supply chain disruptions of electronics, computer chip and specialized components have been managed strategically with a focused diligence. This continuous governance process with new logistics parameters on inventory and product consolidation has protected CAE deliveries through the global disruptions and is enabling us to secure future delivery schedules.
Special sourcing strategies to protect the supply chain from unforeseen disruptions continue to be implemented (protected inventory, alternate second source, supplier audit on mitigation plans).
Please refer to Sections 10.1 “Strategic risks”, 10.2 “Operational risks” and 10.6 “Legal and regulatory risks” of CAE’s 2024 MD&A for more detail regarding OEM leverage and encroachment, supply chain disruptions, subcontractors, and third-party intellectual property as risk factors for CAE.
4.9Intellectual Property
CAE relies, in part, on patent and industrial design registrations, trade secrets, trademarks, copyrights and contractual restrictions, such as confidentiality agreements and licences, to establish and protect its proprietary rights. CAE owns a comprehensive portfolio of patent and industrial design registrations that confers exclusive rights over high-value inventions and designs in strategic markets. As of March 31st,2024, the portfolio has 268 active registrations and 83 pending applications, excluding assets that were transferred to Madison Industries as part of the divestiture of our Healthcare business.
While many intellectual property assets are protected via patent and industrial design registrations, others are strategically protected as trade secrets or alternatively, via defensive disclosures to forestall anyone else from subsequently claiming them as their own.
CAE leverages its trademark portfolio to prevent third parties from eroding its brand equity, an asset that has grown in value over the years as the CAE has delivered excellence to its customers on a consistent basis.
CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with employees to protect proprietary information, including trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

Please refer to Sections 10.3 “Cybersecurity risks”, 10.6 “Legal and regulatory risks” and 10.9 “Technological risks” of CAE’s 2024 MD&A for more detail regarding risks relating to cybersecurity, intellectual property and IT.
4.10Cycles
In Defense, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes.
The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.
In addition to all the above, business risks relating to our business and business strategy, our markets and the international scope of our business and our industries and macroeconomic conditions, as detailed in Section 10 “Business risk and uncertainty” of CAE’s 2024 MD&A, each add their own elements of uncertainty pertaining to the Company’s business cycles.

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4.11Employees
To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce.
CAE employs approximately 13,000 employees; of these, approximately 2,300 are represented by unions and are covered by 54 collective agreements as of March 31, 2024. These collective bargaining agreements have varying terms and expiration dates. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.
CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Talent and Leadership Review Process, a focus on Diversity, Equity and Inclusion and the assessment and related development plans for current and future leaders and an overall commitment to employees’ physical and mental well-being. The Company invests in its employees through technical and leadership training, as well as project assignments and developmental career moves focused on supporting the employees overall work experience and career growth.
Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups.
Please refer to Section 10.4 “Talent risks” of CAE’s 2024 MD&A for more detail regarding risks relating to talent and labour as risk factors for CAE.
4.12Sustainability
At CAE, sustainability is integral to who we are as a company and how we make a difference by making the world safer. Sustainability is embedded in our culture and built into our business model, decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as creating long-term value for all our stakeholders where we are located. The Board has responsibility for reviewing and approving the Global Annual Activity and Sustainability Report, including the underlying sustainability roadmap, its objectives and progress, and performance data.
CAE’s noble purpose, making the world safer captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, and supporting peace and democracy with allied forces preparedness, are both rooted in the principles of sustainability impact.
Over FY2024, many of our initiatives had a significant sustainability impact. Amongst those initiatives:
–We submitted our near-term (10 years) science-based reduction targets for approval by the Science Based Targets initiative (SBTi), which positions CAE on the net zero trajectory. These ambitious targets will guide our decarbonization journey and help us transition from carbon neutrality to net zero emissions by 2050. To achieve these targets, we have implemented a comprehensive decarbonization strategy with four value streams: aviation, sourcing, products and services, and buildings. We have made significant progress in each of these areas, such as electrifying our fleet, applying circular economy principles, optimizing our products for energy efficiency, integrating low-carbon technologies, and applying sustainable building standards. We have also engaged with our customers, suppliers, partners and industry peers to collaborate on solutions and best practices that support the decarbonization of the aerospace sector. As a member of the International Aerospace Environmental Group, we continue to act as a change agent and collaborate with our peers to accelerate the decarbonization of the aerospace and defence industry.
–Our sustainability strategy is also driven by our commitment to create social value and foster an inclusive and diverse culture. In FY2024, we increased the representation of women and people of colour among our senior leaders, executive officers and board of directors (38% of CAE’s Board of Directors were women as of the end of FY2024), and received several awards and recognitions for our diversity, equity and inclusion efforts. We published our first Gender Equality report, established an Indigenous Advisory Board, launched several scholarships and programs to attract and develop talent from

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underrepresented groups, and supported various community initiatives and causes. Our efforts to strengthen relations with Indigenous Peoples in Canada and around the world have been recognized through our first certification as a Progressive Aboriginal Relations Bronze company.
–We have also integrated sustainability into our core business processes and decision-making, ensuring that sustainability is not just an add-on, but a fundamental aspect considered from the start of how we operate and grow. We are progressively incorporating sustainability criteria into our requests for proposals, mergers and acquisitions, capital expenditures and research and development investments business processes. We have also strengthened our sustainability governance framework, policies and disclosure practices, and conducted an external readiness assessment for our scope 1 and 2 emissions data in preparation for external assurance and compliance with upcoming mandatory disclosure of sustainability data in financial reporting.
–In addition to building-in sustainability into our business processes and decision-making, we have also enhanced our sustainability-related risk management process as part of our broader Enterprise Risk Management framework which enables us to monitor and report on our sustainability risk profile and performance on a regular basis, and to ensure alignment and integration across our business units and functions. We also completed our initial climate change-related risk quantification analysis, using scenario analysis based on the guidance from the Task Force on Climate-related Financial Disclosures (TCFD). This analysis helped us identify and evaluate the materiality of the potential physical and transition risks and opportunities associated with different climate scenarios and their impact on our business, strategy and financial planning. The preliminary findings of this analysis will also help inform the design of our compliance plan with the upcoming applicable mandatory climate disclosure requirements in Canada and other jurisdictions where we operate.
We continue to support our customers in mitigating their own carbon footprint through the substitution of real flight training with full-flight simulators. In a pilot shortage context and with the development of Advanced Air Mobility, we are also helping them build their pilot pipeline through our contribution to the redefinition of who can participate in aviation. CAE leverages this opportunity to bring women and underrepresented groups into aviation through scholarships or donations.
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of sustainability factors, are translated in its policies and codes, including the following policies available on CAE’s website:
–Anti-Corruption Policy;
–Code of Business Conduct;
–Conflicts Mineral Policy;
–Charitable Donations and Sponsorships Policy;
–Policy on Diversity, Equity and Inclusion in the Workplace;
–Environment, Health and Safety Policy;
–Gifts, Entertainment and Business Courtesies Policy;
–Human Rights Policy;
–Lobbying and Political Contributions Policy;
–Internal Reporting and Whistleblowing Policy; and
–Supplier Code of Conduct.
Our reporting references the Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Sustainability Accounting Standards Board according to two industry-specific standards, and to the Carbon Disclosure Project. We also provide TCFD reporting in our Global Annual Activity and Sustainability report. As the regulators further advance potential disclosure requirements, we are preparing for climate change risks financial reporting. CAE abides by the principles of the United Nations Global Compact. We continue to report on the United Nations Sustainable Development Goals (SDGs), on the five goals below to which our corporate strategy and business model are most aligned and by mapping these

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goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress accordingly:
Information about CAE’s Environmental, Social and Governance strategy and initiatives can be found in our Global Annual Activity and Sustainability report available online at https://www.cae.com/sustainability/.
4.13Foreign Exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world. Sections 8.3 “Financial instruments” and 10.5 “Financial risks” of CAE’s 2024 MD&A contain more information regarding foreign currency as a risk factor for CAE.
4.14Reorganizations
In FY2021, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, $117.1 million of restructuring expenses were incurred and reported during FY2021 and $54.7 million were incurred in FY2022. These expenses consist mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout FY2021 and FY2022.
In February 2024, concurrent with the sale of our Healthcare business, we announced that we will further streamline our operating model and portfolio, optimize our cost structure and create efficiencies. For the year ended March 31, 2024, costs related to this restructuring program totalled $39.3 million and included $15.8 million of severances and other employee related costs and $16.8 million of impairment of intangible assets related to the termination of certain product offerings within the Civil Aviation segment. We expect to record approximately $10 million of additional restructuring expenses over the next two quarters.
Please refer to Section 5.3 “Restructuring, integration and acquisition costs” of CAE’s 2024 MD&A for more information on restructuring, integration and acquisition costs.

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5.BUSINESS RISK AND UNCERTAINTY
For a description of risk factors associated with CAE and its business, refer to Section 10 “Business risk and uncertainty” in CAE’s 2024 MD&A, which section is incorporated into the AIF by this reference.
6.DIVIDENDS AND DISTRIBUTIONS
6.1Dividends
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE did not declare nor pay any dividend in FY2022, FY2023 and FY2024.
6.2Repurchase and Cancellation of Common Shares
Share repurchases under the Company’s NCIB program were suspended in April 2020, and as such no Common Shares were repurchased and cancelled under the NCIB in FY2022, FY2023 and FY2024.
On May 27, 2024, we announced the re-establishment of our NCIB to purchase up to 15,932,187 of our Common Shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when we complete purchases or elect to terminate the NCIB. Purchases under the NCIB will be made through the facilities of the TSX in accordance with the TSX’s applicable policies or the facilities of the NYSE in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative trading platforms and privately-negotiated, off-exchange block purchases. The price CAE will pay for any Common Shares is the market price at the time of acquisition, plus brokerage fees. In the case of off-exchange block purchases, purchases will be made at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. All Common Shares purchased pursuant to the NCIB will be cancelled.
7.CAPITAL STRUCTURE AND MARKET FOR SECURITIES
7.1         Share Capital Description
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE did not declare nor pay any dividend in FY2022, FY2023 and FY2024.
Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series. Each Common Share entitles the holder thereof to dividends if, as and when declared by our Board, to one vote at all meetings of holders of Common Shares and to participate, pro rata, with the holders of Common Shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to Common Shares.
As at the close of business on March 31, 2024 and June 14, 2024 respectively, 318,312,233 and 319,266,100 Common Shares were issued and outstanding. There are no preferred shares issued and outstanding.
7.2         Common Share Trading Price and Volume
The outstanding Common Shares of CAE are listed and posted for trading on the TSX and on the NYSE under the symbol CAE.

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CAE Inc. TSX Share Price Information - FY2024
Month	Min.	Max.	Total Volume
April 2023	$30.30	$32.68	16,198,690
May 2023	$27.45	$31.05	19,617,564
June 2023	$27.45	$29.74	30,728,537
July 2023	$28.41	$30.15	12,731,694
August 2023	$29.25	$33.06	22,718,475
September 2023	$30.77	$33.88	14,982,326
October 2023	$28.12	$32.12	16,538,879
November 2023	$25.69	$31.91	33,480,292
December 2023	$26.85	$28.90	19,989,823
January 2024	$26.54	$28.76	18,231,721
February 2024	$24.75	$29.31	36,992,201
March 2024	$25.17	$28.14	18,592,315

CAE Inc. NYSE Share Price Information - FY2024
Month	Min. (USD)	Max. (USD)	Total Volume
April 2023	$22.25	$24.32	2,846,291
May 2023	$20.19	$22.89	3,442,712
June 2023	$20.27	$22.47	6,716,880
July 2023	$21.46	$22.87	2,312,285
August 2023	$21.81	$24.42	5,438,097
September 2023	$22.76	$25.04	3,567,636
October 2023	$20.39	$23.62	5,743,960
November 2023	$18.89	$23.24	7,902,957
December 2023	$19.80	$21.83	6,312,114
January 2024	$19.76	$21.54	6,162,177
February 2024	$18.26	$21.77	15,589,198
March 2024	$18.51	$20.80	11,768,353

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7.3         Prior Sales
For the 12-month period ending March 31, 2024, the Company has issued Common Shares and securities convertible into, or exercisable or exchangeable for, Common Shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
March 31, 2023 – March 31,2024	Common Shares	Exercise of options	405,943	$19.34 (weighted average price)
March 31, 2023 – March 31,2024	Stock options	Grant of options	735,274	$28.66 (weighted average price)
March 31, 2023 – March 31,2024	Performance share units (PSUs)	Grant of PSUs	812,603	$28.66 (weighted average price)
March 31, 2023 – March 31,2024	Restricted share units (RSUs)	Grant of RSUs	304,142	$28.66 (weighted average price)

7.4         Unsecured Senior Notes
In June 2023, CAE completed a private offering of $400.0 million of unsecured senior notes Series 1, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028 (the Notes). The net proceeds were used to repay certain indebtedness outstanding under the Company’s revolving credit facility and for general corporate purposes.
The Notes are direct, senior unsecured obligations of the Company, and rank pari passu in right of payment with other series of unsecured unsubordinated notes that may be issued under the Trust Indenture between the Company and BNY Trust Company of Canada, as trustee (regardless of their series or actual dates or terms of issue) and with all other existing and future unsecured and unsubordinated indebtedness of the Company. The Notes are guaranteed, jointly and severally, on a senior unsecured basis, by certain of the Company's subsidiaries.
In connection with the offering, we obtained a credit rating for the Notes. See Section 7.5 “Credit Ratings”.
7.5         Credit Ratings
As of June 14, 2024, CAE and the Notes are rated by one rating agency, S&P Global Ratings (S&P). Our credit ratings as of such date were as follows:

S&P GLOBAL RATINGS
	Rating	Outlook
Issuer Credit Rating	BBB-	Stable
Notes	BBB-	Stable

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Our credit ratings are given the following credit characteristics by S&P, which are based on information made available to the public by S&P.
–S&P has 9 long-term issuer credit ratings and 10 long-term debt credit ratings, each ranging from AAA to D, and uses the addition of a plus (+) or minus (-) sign in categories AA to CCC to show relative standing within the rating categories. The absence of either a plus (+) or minus (-) designation indicates the rating is in the middle of the category.
–S&P’s long-term issuer credit rating scale provides a forward-looking opinion about an issuer’s overall creditworthiness. It focuses on the issuer’s capacity and willingness to meet its financial commitments as they come due, and does not apply to any specific financial obligation. The BBB- issuer credit rating assigned to us by S&P indicates that we rank in the fourth highest of S&P’s 9 issuer credit rating categories. An issuer that is rated in the BBB category by S&P is considered to have adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to weaken the issuer’s capacity to meet its financial commitments.
–S&P’s long-term debt credit rating scale provides a forward-looking opinion of the creditworthiness of an issuer with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the issuer to meet its financial commitment on an obligation in accordance with the terms of the obligation, among other factors. The BBB- long-term debt credit rating assigned by S&P to the Notes indicates that the Notes rank in the fourth highest of S&P’s 10 long-term debt credit rating categories. A debt instrument that is rated in the BBB category by S&P is considered to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the issuer’s capacity to meet its financial commitments on the debt instrument.
–S&P uses “rating outlooks” to provide its assessment regarding the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade issuers and debt instruments. Rating outlooks fall into four categories: Positive, Negative, Stable and Developing. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions.
These ratings provide investors with an independent measure of the credit quality of CAE and the Notes. However, they are not a recommendation to buy, sell or hold any securities of CAE, and they may be revised or withdrawn at any time by S&P. Ratings are determined by S&P based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. The credit ratings assigned by S&P may not reflect the potential impact of all risks related to CAE and the Notes or the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to us or our securities will generally affect the market value of the Notes.
As is common practice, S&P charged us for their rating services, which include annual monitoring fees for monitoring the Company and updating the ratings, in addition to one-time rating fees when the Notes were issued. We reasonably expect that such payments will continue to be made for rating services in the future. No additional payment was made to S&P for other services provided to us during the last two fiscal years.
8.DIRECTORS AND EXECUTIVE OFFICERS
The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Executive Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.
More information concerning the nominees proposed for election as CAE’s Directors may be found in the Management Proxy Circular dated June 14, 2024, in connection with our Annual Meeting of Shareholders to be held on August 14, 2024 (Meeting). All current members of the Board (except for Andrew J. Stevens) are nominees for election at the Meeting, and one additional individual is a nominee for election at the Meeting.
In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and

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procedures to manage these risks; (iii) the monitoring of the corporate governance system; (iv) the integrity and quality of internal controls and management information systems; (v) CAE’s compliance with legal and regulatory requirements; (vi) management development and succession and retirement planning; (vii) appointment and compensation of senior officers and the compensation and benefit policies; (viii) diversity, equity and inclusion, data protection and privacy, health and safety (including aviation safety), environment and climate change, ethics and anti-corruption, human rights (including modern slavery), and corporate social responsibility matters; (ix) competencies, skills and personal qualities required for new directors (x) business development initiatives; (xi) the communications policies and activities, including shareholder communications; and (xii) the performance and effectiveness of each individual director, as well as the President and Chief Executive Officer.
The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.
8.1Name and Occupation
CURRENT DIRECTORS

Name and Place of Residence, and Year First Became a Director	Principal Occupation
AYMAN ANTOUN Ontario, Canada (2022)

Mr. Antoun is a Corporate Director. He was General Manager, Americas at IBM until recently, which includes Canada, the United States and Latin America. He also was a member of IBM’s Performance Team consisting of IBM’s top 50 executives globally. Before taking this role in 2020, Mr. Antoun served as President of IBM Canada, and prior to assuming this role in 2018, he held various senior executive sales leadership roles in Canada and the United States spanning Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation (1988 – 2018).

Mr. Antoun graduated from the University of Waterloo with a Bachelor of Science in Electrical Engineering and is a graduate of the Executive Program in Financial Analysis Business Management and Strategic Planning of the Harvard Business School.

Mr. Antoun is a member of the Audit Committee and the Human Resources Committee.

MARGARET S. (PEG) BILLSON New Mexico, U.S. (2015)
Ms. Billson is a veteran aviation business leader with over 35 years of experience leading technology rich companies and engineering sectors, including serving as the President & CEO, Aftermarket Services (2013 – 2016) and President, Legacy Support (2009 – 2012) of BBA Aviation; as President & General Manager of the Airplane Division (2005 – 2008) of Eclipse Aviation; and as the Vice-President & General Manager of Airframe Systems (2004 – 2005) at Honeywell International Inc.
Ms. Billson has a Bachelor of Science degree in Aeronautical Engineering from Embry-Riddle Aeronautical University, and a Masters of Science degree in Engineering Aerospace from the California State University Long Beach. In recognition of her industry accomplishments, Ms. Billson has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.

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Name and Place of Residence, and Year First Became a Director	Principal Occupation
SOPHIE BROCHU Quebec, Canada (2023)
Ms. Billson is a veteran aviation business leader with over 35 years of experience leading technology rich companies and engineering sectors, including serving as the President & CEO, Aftermarket Services (2013 – 2016) and President, Legacy Support (2009 – 2012) of BBA Aviation; as President & General Manager of the Airplane Division (2005 – 2008) of Eclipse Aviation; and as the Vice-President & General Manager of Airframe Systems (2004 – 2005) at Honeywell International Inc.
Ms. Billson has a Bachelor of Science degree in Aeronautical Engineering from Embry-Riddle Aeronautical University, and a Masters of Science degree in Engineering Aerospace from the California State University Long Beach. In recognition of her industry accomplishments, Ms. Billson has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.

PATRICK DECOSTRE Quebec, Canada (2024)	Patrick Decostre has been the President and Chief Executive Officer of Boralex Inc. since December 2020. He held the position of Vice President and Chief Operating Officer between July 2019 and November 2020. Prior to that, he spent nearly 18 years developing a solid foundation for Boralex in Europe, where he initiated wind power development and directed all activities of Boralex’s European subsidiaries. Mr. Decostre’s first position with Boralex was as Manager of Boralex S.A., a subsidiary of Boralex, in 2001 and was promoted a few years later to the position of General Manager. Before joining Boralex, Mr. Decostre held different positions at Électricité de France for 6 years. Mr. Decostre is an engineering physicist who graduated from the École Polytechnique of Brussels, as well as a graduate of the Solvay Business School in Brussels in business administration.
ELISE EBERWEIN Arizona, U.S. (2022)

Ms. Eberwein is a Corporate Director who served as the Executive Vice President, People and Communications (2013 – 2022) of American Airlines, Inc. Prior to assuming this role, she was Executive Vice President, People, Communications and Public Affairs (2005 – 2013) of US Airways and Vice President, Corporate Communications (2003 – 2005) of America West Airlines. Ms. Eberwein also served in key executive roles with Frontier Airlines and Western Pacific Airlines. She began her aviation career as a flight attendant.

Ms. Eberwein graduated from the Lindenwood University with a Bachelor of Arts in Mass Communications and earned an Executive MBA from Colorado State University.

Ms. Eberwein is a member of the Audit Committee and the Human Resources Committee.

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Name and Place of Residence, and Year First Became a Director	Principal Occupation
MARIANNE HARRISON Massachusetts, U.S. (2019)
Ms. Harrison is a Corporate Director. She was until recently President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also was a member of Manulife’s Executive Leadership Team. Before taking this role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Ms. Harrison had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there (1998 – 2003); and Senior Manager at PwC after holding numerous other positions (1986 – 1998). Ms. Harrison also serves on the board of directors of the Boston Medical Center.

Ms. Harrison graduated from the University of Western Ontario with a Bachelor of Arts in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Ms. Harrison is the Chair of the Audit Committee and a member of the Governance Committee.

ALAN N. MACGIBBON, CPA, CA Ontario, Canada (2015)
Mr. MacGibbon is a Corporate Director and the Chairman of the Board. He served as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013. Prior to that, he was Managing Partner and Chief Executive (2004 – 2012) of Deloitte LLP Canada and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 – 2012).

Mr. MacGibbon holds an undergraduate degree in Business Administration and an Honorary Doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
Mr. MacGibbon is the Chair of the Board of Directors. As a Chair of the Board, Mr. MacGibbon attends all Committee meetings.

MARY LOU MAHER Ontario, Canada (2021)
Ms. Maher was Canadian Managing Partner, Quality and Risk at KPMG Canada (2017 – 2021). She was also Global Head of Inclusion and Diversity of KPMG International for the same period. Ms. Maher held various executive and governance roles at KPMG Canada, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer (1983 – 2017). During her many years at KPMG Canada, Ms. Maher created and developed KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of Fellow Chartered Professional Accountant of Ontario.
Ms. Maher is Chair of the Human Resources Committee and a member of the Audit Committee.

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Name and Place of Residence, and Year First Became a Director	Principal Occupation
FRANÇOIS OLIVIER Quebec, Canada (2017)
Mr. Olivier is a Corporate Director. He retired from Transcontinental Inc. in December 2021, where he was President and Chief Executive Officer since 2008. After joining the Printing Sector of Transcontinental Inc. in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, Transcontinental Inc. has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining Transcontinental Inc., Mr. Olivier worked as General Manager of Canada Packers (1988 – 1993).

Mr. Olivier holds a Bachelor of Science from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Mr. Olivier is a member of the Audit Committee and the Governance Committee

MARC PARENT, C.M. Quebec, Canada (2008)
Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada and of Aéro Montréal (Quebec’s aerospace cluster).

Mr. Parent is a graduate of Mechanical Engineering from Montreal’s École Polytechnique and of the Harvard Business School’s Advanced Management Program. He also was awarded an Honorary Doctorate by École Polytechnique. Mr. Parent is an active pilot holding an Airline Transport Pilot License from Transport Canada.

GENERAL DAVID G. PERKINS, USA (RET.) New Hampshire, U.S. (2020)
Gen. Perkins, USA (Ret.) served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) (2014 – 2018), which is responsible for designing, acquiring, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins joined the US Army in 1980 and notably served as Commander, Combined Arms Center & Commandant, Command & General Staff College (2011 – 2014) and Commander, 4th Infantry Division (2009 – 2011).

Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.
Gen. Perkins is a member of the Governance Committee and the Human Resources Committee.

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Name and Place of Residence, and Year First Became a Director	Principal Occupation
PATRICK M. SHANAHAN Washington, U.S. (2022)

Mr. Shanahan is President and Chief Executive Officer of Spirit AeroSystems Inc. since September 2023. He previously served as the 33rd U.S. Deputy Secretary of Defense. He also served as U.S. Acting Secretary of Defense (2019). After joining the Department of Defense (DoD), Mr. Shanahan helped lead the development of several key DoD policies and strategies. Mr. Shanahan previously served as the Senior Vice President, Supply Chain & Operations (2016 – 2017) at The Boeing Company. He previously worked as Senior Vice President of Commercial Airplane Programs (2008 – 2016), managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites; as Vice President and General Manager of the 787 Dreamliner (2007 – 2008), leading the program during a critical development period; as Vice President and General Manager of Boeing Missile Defense Systems (2004 – 2007), overseeing the Ground-based Midcourse Defense system, Airborne Laser and Advanced Tactical Laser; and as Vice President and General Manager of Boeing Rotorcraft Systems (2002 – 2004), overseeing the Apache, Chinook and Osprey. Mr. Shanahan spent over three decades with The Boeing Company, as he joined in 1986.

Mr. Shanahan is a National Academy of Engineering Member, Royal Aeronautical Society Fellow, Society of Manufacturing Engineers Fellow and American Institute of Aeronautics and Astronautics Associate Fellow. He served as a regent at the University of Washington for over five years.

Mr. Shanahan holds a Bachelor of Science degree in Mechanical Engineering from the University of Washington, as well as a Master of Science and a Master of Business Administration from the Massachusetts Institute of Technology.

Mr. Shanahan is a member of the Audit Committee and the Governance Committee.

ANDREW J. STEVENS Gloucestershire, UK (2013)

Mr. Stevens has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an Honorary Doctor of Science in 2013 from Aston University.

Mr. Stevens is a member of the Governance Committee and the Human Resources Committee.

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EXECUTIVE OFFICERS
In addition to Marc Parent, President and CEO, the other Executive Officers of the Company are:

Name and Place of Residence	Position Held Within the Company and Professional History
ANDREW ARNOVITZ Quebec, Canada	Senior Vice President, Investor Relations and Enterprise Risk Management since August 30, 2021, with CAE since 2001; formerly Senior Vice President, Strategy and Investor Relations.
SONYA BRANCO Quebec, Canada
Executive Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller (2011-2016), and Director Planning and Forecasting (2008-2011). Ms. Branco is a Chartered Professional Accountant.

CARTER COPELAND Georgia, United States	Senior Vice President, Global Strategy since August 2021, with CAE since 2021; formerly President and co-founder of Melius Research (2017-2021). Mr. Copeland is a Charted Financial Analyst.
ABHA DOGRA Massachusetts, United States
Chief Technology and Product Officer since April 2023, with CAE since September 2022; formerly Chief Digital and Technology Officer (2022-2023). Previously North America Chief Information Officer and SVP of Global Digital Technology (2021-2022) and Chief Product Officer, Digital Products (2019-2021) at Schneider Electric; and also Division Vice President, Global Products Development at PTC (2018-2019), Chief Technology Officer and Vice President of Engineering at Akamai Technologies (2016-2018), and Chief Technology Officer at Iron Mountain (2013-2016).

HÉLÈNE V. GAGNON Quebec, Canada
Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement since March 2022, with CAE since 2015; formerly Vice President, Public Affairs, Communications, Corporate Social Responsibility and Achieving Excellence System for Bombardier Aerospace (2006-2014).

JASON GOODFRIEND Virginia, United States
Interim President and Chief Operating Officer, Defense & Security, USA since April 2024; formerly Chief Operating Officer, Defense & Security (2023-2024). Previously General Manager of three Akima, LLC operating companies (2020-2023) and President of Illuminate Mission Solutions (2018-2020). Mr. Goodfriend also served in the US Army from 2000-2005 as a Military Intelligence Officer.

PASCAL GRENIER Quebec, Canada
Division President, Flight Solutions and Global Operations since May 2024; with CAE since 1996 occupying multiple functions; formerly Senior Vice President, Flight Services & Global Operations (2021-2024), Senior Vice President, Global Operations, Technologies & Innovation (2017-2021), Vice-President Global Engineering (2016-2017) and Director, Post Delivery Services (2013-2016).

MARK HOUNSELL Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
NICK LEONTIDIS Quebec, Canada
Chief Operating Officer since May 2024; previously Group President, Civil Aviation (2013-2024), Executive Vice-President, Strategy and Business Development (2009-2013), Executive Vice President Sales, Marketing and Business Development – Civil Training and Services (2005-2009).

BOB LOCKETT New Jersey, United States
Chief People Officer since May 2023; previously Global Chief Diversity & Talent Officer (2020-2023), Chief Talent Officer (2019-2020) and Division Vice-President, Human Resources (2016-2019) of ADP. Mr. Lockett also held executive roles at Harland Clarke Holdings, First Data, USAA, Limited Brands, Harrah’s Entertainment, Frito Lay and The Lucas Group (1995-2016). Mr. Lockett also served in the US Army from 1986-1995 as a Field Artillery Officer and as an Operations Research/Systems Analyst.

All Directors and Executive Officers as a group (23 persons) beneficially owned or exercised control or direction, directly or indirectly, over 623,272 Common Shares representing 0.20% of the class as at June 14, 2024.

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8.2Cease Trade Orders, Bankruptcies, Penalties or Sanctions
According to the information provided to us, none of the Directors or Executive Officers of CAE is at the date of this AIF, or within ten years prior hereto has been, a director, chief executive officer or chief financial officer or, regarding item (iii) below, an executive officer of a company which, while the person was acting in this capacity:
(i)was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)was, after the person ceased to be a director, chief executive officer or chief financial officer, the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days as a result of an event which occurred while the director, chief executive officer or chief financial officer was acting in this capacity; or
(iii)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
9.TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of our Common Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.
10.AUDIT COMMITTEE
10.1Charter
The charter of CAE’s Audit Committee is as set out in Schedule C.
10.2Membership
The members of CAE’s Audit Committee are:
-Ms. Marianne Harrison (Chair)
-Mr. Ayman Antoun
-Ms. Sophie Brochu
-Ms. Elise Eberwein
-Ms. Mary Lou Maher
-Mr. François Olivier
-Mr. Patrick M. Shanahan
Each of these members is independent and financially literate.

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Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison served until recently as President and Chief Executive Officer of John Hancock Life Insurance Company and was also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division, and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Ayman Antoun has significant strategic leadership and management experience developed during his 35 years at IBM holding various executive roles, including as President of IBM Americas covering all twelve major industries across fourteen countries. Mr. Antoun holds a Bachelor of Science, Electrical Engineering with Computer Science Minor from the University of Waterloo.
Sophie Brochu is a former President and Chief Executive Officer of two large energy companies, Hydro Québec and Énergir (formerly known as Gaz Métro), and has developed extensive leadership and management experience, government relations expertise and sustainability expertise throughout her career. She previously served as Vice-President, Business Development and in other executive roles at Énergir from 1997 to 2007. Ms. Brochu holds a Bachelor of Arts in Economics from Université Laval.
Elise Eberwein has significant strategy and leadership experience that she acquired while serving as the Executive Vice President, People and Communications of American Airlines, Inc., Executive Vice President, People, Communications and Public Affairs of US Airways and Vice President, Corporate Communications of America West Airlines. Ms. Eberwein also served in key executive roles with Frontier Airlines and Western Pacific Airlines. Ms. Eberwein graduated from the Lindenwood University with a Bachelor of Arts in Mass Communications and earned an Executive MBA from Colorado State University.
Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk of KPMG Canada and Global Head of Inclusion and Diversity of KPMG International, but also served in various executive and governance roles, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.
François Olivier has significant experience in driving profitable business growth through mergers and acquisitions and in managing large-scale manufacturing operations, in particular as the former President and Chief Executive Officer of publicly traded company Transcontinental Inc. from 2008 to 2021. Mr. Olivier holds a Bachelor of Science degree from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense and as the U.S. Acting Secretary of Defense. Mr. Shanahan has over three decades of experience managing profit and loss for various programs and operations of The Boeing Company. Mr. Shanahan holds a Bachelor of Science degree in Mechanical Engineering from the University of Washington, as well as a Master of Science and a Master of Business Administration from the Massachusetts Institute of Technology.

10.3Approval of Services
The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies, the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE. In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.

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Fees Paid by CAE to PwC in FY2024
The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2024 ($ millions)	2023 ($ millions)
1. Audit services	6.7	6.5
2. Audit-related services	0.6	0.2
3. Tax services	0.4	0.4
Total	7.7	7.1

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual Consolidated Financial Statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.
Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions/divestitures, financings/prospectuses, translation and other miscellaneous accounting-related services.
Tax fees are mainly related to tax compliance, tax planning and tax advice.
11.INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1. PwC is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PwC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.
12.ADDITIONAL INFORMATION
Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 14, 2024, in connection with CAE's Annual Meeting of Shareholders to be held on August 14, 2024.
Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2024. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE upon request, and are available online on SEDAR+ at www.sedarplus.ca, as well as on CAE’s website at www.cae.com.
In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE, the documents specified below:

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(a)When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:
(i)one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated by reference;
(ii)one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;
(iii)one copy of the Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and
(iv)one copy of any other documents which are incorporated by reference into a short form prospectus and are not required to be provided under (i) to (iii) above; or
(b)     At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

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GLOSSARY
For the purposes of this Annual Information Form, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. The following other defined terms have the meanings set out below:
“AAM” means Advanced Air Mobility
“AI” means artificial intelligence
“AIF” means the Annual Information Form
“AirCentre” means Sabre’s AirCentre airline operations portfolio
“Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2024
“Board” means the Board of Directors of CAE Inc.
“CAE” means CAE Inc. and where applicable, its subsidiaries
“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations, CAE’s AI & Analytics Platform
“CBCA” means the Canada Business Corporations Act
“Civil” means CAE’s Civil Aviation segment
“Common Shares” means CAE’s common shares
“Company” means CAE Inc. and where applicable, its subsidiaries
“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2024 and the notes thereto
“Defense” means CAE’s Defense and Security segment
“DoD” means U.S. Department of Defense
“ESG” means environmental, social and governance
“Executive Officers” means executive officers of CAE
“FY2021” means fiscal 2021, which refers to the period from April 1, 2020 to March 31, 2021
“FY2022” means fiscal 2022, which refers to the period from April 1, 2021 to March 31, 2022
“FY2023” means fiscal 2023, which refers to the period from April 1, 2022 to March 31, 2023
“FY2024” means fiscal 2024, which refers to the period from April 1, 2023 to March 31, 2024
“GRI” means the Global Reporting Initiative
“Healthcare” means CAE’s former Healthcare segment
“IT” means information technology
“JASDF” means the Japan Air Self-Defense Force

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“L3H MT” means L3Harris Technologies’ Military Training business
“Legacy Contracts” refers to eight previously identified fixed-price legacy contracts, as further described in Section 6.2 “Defense and security” of the MD&A of the financial report for the year ended March 31, 2024
“MD&A” means CAE’s Management’s Discussion and Analysis
“Meeting” means CAE’s Annual Meeting of Shareholders to be held on August 14, 2024
“MR” means mixed reality
“NCIB” means normal course issuer bid
“NLR” means the Royal Netherlands Aerospace Centre
“Notes” means the Company’s unsecured senior notes Series 1 issued in June 2023, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028
“NRC” means the National Research Council
“NYSE” means the New York Stock Exchange
“OEM” means the original equipment manufacturer
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PSUs” means performance share units
“PwC” means PricewaterhouseCoopers LLP
“R&D” means research and development
“RCAF” means Royal Canadian Air Force
“RPK” means revenue passenger kilometers
“RSUs” means restricted share units
“S&P” means S&P Global Ratings
“SDGs” means United Nations Sustainable Development Goals
“SkyAlyne” means SkyAlyne Canada Limited Partnership
“SVT” means Soldier Virtual Trainer
“TCFD” means Taskforce on Climate-related Financial Disclosures
“TRADOC” means United States Army Training and Doctrine Command
“TSX” means the Toronto Stock Exchange
“USD” means United States dollars
“VR” means virtual reality

35

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS
Set forth below are the names of all the direct and indirect subsidiaries and other investments of CAE as at March 31, 2024. Please note that all entities are wholly owned, except as mentioned.

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Canada

9595058 Canada Inc.	Canada
CAE BC ULC	British Columbia
CAE Digital Inc.	Canada
CAE International Holdings Limited	Canada
CAE Military Aviation Training Inc.	Canada
CAE Simulator Services Inc.	Quebec
CAE TSP Inc.	Canada
Pelesys Aviation Maintenance Training Inc.	British Columbia
Pelesys Learning Systems Inc	British Columbia
Presagis Canada Inc.	Canada
SkyAlyne Canada Inc. (50%)	Canada
SkyAlyne Canada Limited Partnership (50%)[2]	Ontario
United States
CAE (US) Inc.	Delaware
CAE Aviation Academy Phoenix LLC.	Arizona
CAE Civil Aviation Training Solutions Inc.	Florida
CAE Flight Services USA, Inc.	Delaware
CAE Flight Solutions USA Inc.	Delaware
CAE North East Training Inc.	Delaware
CAE SimuFlite Inc.	Delaware
CAE US Capital LLC	Delaware
CAE US Capital Management LLC	Delaware
CAE US Finance GP LLC	Delaware
CAE US Finance LP3	Delaware
CAE US Management LLC	Delaware
CAE USA Inc.	Delaware
Embraer CAE Training Services, LLC. (49%)	Delaware
KVDB Flight Training Services, Inc. (49%)	Arizona
Merlot Aero Inc.	Delaware
Oxford Airline Training Center Inc.	Arizona
Parc U.S. Inc.	Delaware
Presagis USA Inc.	California
PTC Solutions JV, LLC (49%)	Wisconsin
Rotorsim USA LLC. (50%)	Delaware
SimCom Holdings Inc. (50%)	Delaware
2 Refers as a partnership.
3 Refers as a partnership.

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SimCom Inc. (50%)	Delaware
SimCom International Inc. (50%)	Florida
SkyWarrior Flight Training LLC (37%)	Florida
Xebec Government Services, LLC (49%)	Delaware
Xebec Government Solutions, LLC (49%)	Delaware
Europe
Aegean CAE Flight Training S.A. (49%)	Greece
ARGE RME/CAE GmbH (50%) [4]	Germany
ARGE RME/CAE Austria (50%)[5]	Germany
Aviation Personnel Support Services Limited	Ireland
Aviation Training Northeast Asia B.V. (50%)	Netherlands
CAE (UK) plc	United Kingdom
CAE Academia de Aviacion España S.L.	Spain
CAE Aircrew Training Services plc (76.45%)	United Kingdom
CAE Aviation Training B.V.	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V.	Netherlands
CAE Center Brussels N.V.	Belgium
CAE Centre Copenhagen A/S	Denmark
CAE Centre Oslo AS.	Norway
CAE Centre Stockholm AB	Sweden
CAE CFT B.V.	Netherlands
CAE CFT Holdings B.V.	Netherlands
CAE Crew Solutions B.V.	Netherlands
CAE Engineering Korlátolt Felelősségű Társaság	Hungary
CAE Flight Services Austria GmbH	Austria
CAE Flight Services Poland Sp z.o.o.	Poland
CAE Flight Services Sweden AB	Sweden
CAE France SAS	France
CAE Global Academy Évora, SA.	Portugal
CAE GmbH	Germany
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE Icelandair Flight Training ehf (33.35%)	Iceland
CAE Investments SARL	Luxembourg
CAE Luxembourg Acquisition SARL	Luxembourg
CAE Management Hungary Korlátolt Felelősségű Társaság	Hungary
CAE Oslo-Aviation Academy AS	Norway
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands
CAE Parc Aviation Jersey Limited	Jersey
CAE Services GmbH	Germany
CAE Services Italia, S.r.l.	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE STS Limited	United Kingdom
CAE Training & Services Brussels NV	Belgium
CAE Training & Services UK Ltd.	United Kingdom
CAE Training Norway AS	Norway
4 Refers as a partnership.
5 Refers as a partnership.

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CAE Verwaltungsgesellschaft mbH	Germany
CVS Leasing Limited (13.39%)	United Kingdom
Embraer CAE Training Services (NL) B.V. (49%)	Netherlands
Embraer CAE Training Services (U.K.) Limited (49%)	United Kingdom
ETOPS (AS) UK Limited	United Kingdom
ETOPS SAS	France
Flight Training Alliance GmbH (50%)	Germany
GCAT Flight Academy Germany GmbH	Germany
GCAT Flight Academy Malta Limited	Malta
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
Leonardo CAE Advanced Jet Training S.r.l. (50%)	Italy
Oxford Aviation Academy (Oxford) Limited	United Kingdom
Oxford Aviation Academy Europe AB	Sweden
Oxford Aviation Academy European Holdings AB	Sweden
Oxford Aviation Academy Finance Limited	Ireland
Oxford Aviation Academy Ireland Holdings Limited	Ireland
Oxford Aviation Academy Norway Holdings AS	Norway
Parc Aviation (UK) Limited	United Kingdom
Parc Aviation Engineering Services Limited	Ireland
Parc Aviation International Limited	Ireland
Parc Aviation Limited	Ireland
Parc Aviation Services Limited	Isle of Man
Parc Interim Limited	Ireland
Parc Selection Limited	Isle of Man
Presagis Europe (S.A.S.)	France
Rotorsim s.r.l. (50%)	Italy
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Sim-Industries Production B.V.	Netherlands
Simubel NV (a CAE Training Center)	Belgium
SIV Ops Training, S.L. (80%)	Spain
Other

CAE Aircraft Maintenance Pty Ltd. (50%)	Australia
CAE Arabia LLC (50%)	Saudi Arabia
CAE Australia Pty Ltd	Australia
CAE Aviation Services Pte Ltd.	Singapore
CAE Aviation Training Australia Pty Ltd.	Australia
CAE Aviation Training Chile Limitada[6]	Chile
CAE Aviation Training International Ltd.	Mauritius
CAE Aviation Training Peru S.A.	Peru
CAE Bangkok Co., Limited	Thailand
CAE Brunei Multi-Purpose Training Center SDN BHD (60%)	Brunei
CAE Centre Hong Kong Limited	Hong Kong, China
CAE CFT Korea Ltd.	Korea
CAE Colombia Flight Training S.A.S.	Colombia
6 Refers as a partnership.

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CAE Defence Solutions Middle East LLC (50%)	Qatar
CAE El Salvador Flight Training S.A. de C.V.	El Salvador
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight and Simulation Services Korea Ltd. (50%)	Korea
CAE Flight Services New Zealand Limited	New Zealand
CAE Flight Services Uruguay S.A.	Uruguay
CAE Flight Training (India) Private Limited	India
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico
CAE Kuala Lumpur Sdn. Bhd.	Malaysia
CAE India Private Limited	India
CAE Integrated Enterprise Solutions Australia Pty Ltd	Australia
CAE Japan Flight Training Inc.	Japan
CAE Maritime Middle East LLC (49%)	UAE
CAE Melbourne Flight Training Pty Ltd. (50%)	Australia
CAE Middle East L.L.C. (49%)	UAE
CAE Middle East Holdings Limited	UAE
CAE Middle East Pilot Services L.L.C. (49%)	UAE
CAE New Zealand Pty Limited	New Zealand
CAE Shanghai Company, Limited	Shanghai
CAE Simulation Technologies Private Limited	India
CAE Simulation Training Private Limited (50%)	India
CAE Singapore (S.E.A.) Pte Ltd.	Singapore
CAE South America Flight Training do Brasil Ltda	Brazil
CAE Vietnam Limited Liability Company	Vietnam
CAE-GAH Aviation Technology Services Co. Ltd. (80%)	China
CAE-LIDER Training Do Brasil Ltda. (50%)	Brazil
China Southern West Australia Flying College Pty Ltd (14.26%)	Australia
Emirates-CAE Flight Training (L.L.C.) (49%)	Dubai
ETOPS Aviation Services Malaysia Sdn Bhd	Malaysia
Flight Training Device (Mauritius) Limited	Mauritius
HATSOFF Helicopter Training Private Limited (50%)	India
International Flight School (Mauritius) Ltd.	Mauritius
JAL CAE Flight Training Co., Ltd. (50%)	Japan
Merlot Aero International Limited	New Zealand
National Flying Training Institute Private Limited (51%)	India
Oxford Aviation Academy (Australia) Pty Ltd. (50%)	Australia
Oxford Aviation Academy Holdings Pty Ltd. (50%)	Australia
Parc Aviation Japan Limited	Japan
Pegasus Uçus Egitim Merkezi A.S (50%)	Turkey
Philippine Academy for Aviation Training, Inc. (40%)	Philippines
RB Aero Development Services India Private Limited	India
Sabena Flight Academy – Africa, SA avec CA (34%)	Cameroon
SCFT Malaysia SDN. BHD. (50%)	Malaysia
SIM-Industries Brasil Administração de Centros de Treinamento Ltda	Brasil
Simulator Servicios Mexico, S.A. de C.V.	Mexico
Singapore CAE Flight Training Pte Ltd. (50%)	Singapore

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INACTIVE

Name of Subsidiary or other investment	Jurisdiction of Incorporation
CAE Crewing Services Limited	Ireland
CAE Screenplates SA	France
Invertron Simulators plc	United Kingdom
Parc Aviation Training Limited	Ireland

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SCHEDULE B – LOCATIONS OF MATERIAL SITES
The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF7:

Location	Civil Aviation	Defense & Security
Canada
Cold Lake, Alberta		√
Comox, British Columbia		√
Gagetown, New Brunswick		√
Greenwood, Nova Scotia		√
Halifax, Nova Scotia		√
Mirabel, Quebec		√
Montreal, Quebec	√	√
Moose Jaw, Saskatchewan		√
North Saanich, British Columbia		√
Ottawa, Ontario		√
Petawawa, Ontario		√
Saint John’s, Newfoundland	√
Toronto, Ontario	√
Trenton, Ontario		√
Vancouver, British Columbia	√
Winnipeg, Manitoba		√
United States
Altus, Oklahoma		√
Arlington, Texas	√	√
Avon, Connecticut	√
Binghamton, NY		√
Chantilly, Virginia		√
Cheyenne, Wyoming		√
Chicopee, Massachusetts		√
China Lake, California		√
Colorado Springs, Colorado		√
Corpus Christi, Texas		√
Dallas/Fort Worth, Texas	√	√
Dothan, Alabama		√
Edwards AFB, California		√
Eglin AFB, Florida		√
Elmendorf AFB, Alaska		√
Fairchild AFB, Washington		√
7 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs.

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Fort Liberty, North Carolina		√
Fort Novosel, Alabama		√
Fowler, Colorado		√
Glendale, Arizona		√
Goldsboro, North Carolina		√
Grand Forks, North Dakota		√
Hickam AFB, Hawaii		√
Hill AFB, Utah		√
Honolulu, Hawaii	√
Irving, Texas	√
Las Vegas, Nevada	√
Little Rock, Arkansas		√
MacDill AFB, Florida		√
March ARB, California		√
Marietta, Georgia		√
Mesa, Arizona	√	√
Milwaukee, Wisconsin		√
Minneapolis, Minnesota	√
Morristown, New Jersey	√
Nellis AFB, Nevada		√
Oklahoma City, Oklahoma	√	√
Orlando, Florida	√	√
Pensacola, Florida		√
Phoenix, Arizona	√
Pueblo, Colorado		√
Swanton, Ohio		√
Tampa, Florida		√
Tucson, Arizona		√
Tulsa, Oklahoma		√
Valparaiso, Florida		√
Washington, D.C.	√	√
United Kingdom
Benson, United Kingdom		√
Burgess Hill, United Kingdom	√	√
Gatwick, United Kingdom	√
Helston, United Kingdom		√
Moray, United Kingdom		√
Oxford, United Kingdom	√
Rest of Americas
Bogota, Colombia	√
Lima, Peru	√
Montevideo, Uruguay	√
Santiago, Chile	√
Sao Paulo, Brazil	√
Toluca, Mexico	√

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Europe
Amsterdam, Netherlands	√
Barcelona, Spain	√
Bordeaux, France	√
Bremen, Germany		√
Brussels, Belgium	√
Buchel, Germany		√
Buckeburg, Germany		√
Budapest, Hungary	√	√
Cazaux, France		√
Cognac, France		√
Copenhagen, Denmark	√
Den Helder, Netherlands		√
Dublin, Ireland	√
Eindhoven, Netherlands		√
Frankfurt, Germany	√
Geilenkirchen, Germany		√
Gilze-Rijen, Netherlands		√
Ingolstadt, Germany		√
Jagel, Germany		√
Krakow, Poland	√	√
Malaga, Spain	√
Madrid, Spain	√	√
Manching, Germany		√
Milano, Italy	√
Nordholz, Germany		√
Oslo, Norway	√
Prague, Czech Republic	√
Reykjavik, Iceland	√
Rome, Italy	√
Sesto Calende, Italy	√	√
Shannon, Ireland	√
Stockholm, Sweden	√
Stolberg, Germany		√
Varese, Italy	√	√
Vienna, Austria	√
Warsaw, Poland		√
Asia
Abu Dhabi, United Arab Emirates	√	√
Beijing, China	√
Chongquing, China	√
Bangalore, India	√	√
Bandar Seri Begawan, Brunei	√	√
Bangkok, Thailand	√
Doha, Qatar	√	√

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Dubai, United Arab Emirates	√	√
Gondia, India	√
Ho Chi Minh, Vietnam	√
Hong Kong, Hong Kong	√
Jakarta, Indonesia	√
Kuala Lumpur, Malaysia	√
Manila/Clark, Philippines	√
New Delhi, India	√
Pune, India	√
Riyadh, Saudi Arabia		√
Seoul, South Korea	√
Shanghai, China	√
Singapore, Singapore	√	√
Tokyo, Japan	√
Oceania and Africa
Amberley, Australia		√
Auckland, New Zealand	√	√
Brisbane, Australia		√
Homebush, Australia (Sydney)		√
Johannesburg, South Africa	√
Kingsford, Australia		√
Melbourne, Australia	√
Nowra Hill, Australia		√
Oakey, Australia		√
Perth, Australia	√	√
Richmond, Australia		√

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SCHEDULE C – AUDIT COMMITTEE CHARTER
CAE INC.
MEMBERSHIP AND RESPONSIBILITIES OF
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.GENERAL RESPONSIBILITIES

1.1The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.

1.2The Committee shall consist of three to seven directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s consolidated financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. At least one member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

1.3The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.

1.4A majority of members of the Committee shall constitute a quorum.

1.5The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.
2.REVIEW OF AUDITED FINANCIAL STATEMENTS

2.1Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

a)Review the appropriateness of the consolidated financial statements and any changes to the underlying accounting principles and practices;

b)Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;

c)Review quarterly IT and cybersecurity risks and elements impacting controls;

d)Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;

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e)Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;

f)Review annually the audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;

g)Review annually the audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and

h)Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes given its financial nature.

3.ENGAGEMENT OF EXTERNAL AUDITORS

3.1Recommend to the Board of Directors the appointment of the external independent auditors.

3.2Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for its approval the auditors’ fees for the annual audit. The Committee shall:

a)Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;
b)Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services. Determine the envelope for the auditors preapproved services, including as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of the pre-approved services, if any;
c)Receipt of a written statement, at least annually, from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;
d)Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and
e)Review periodically (at least every second year) and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.

4.REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

4.1Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.
4.2Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.
4.3Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.

4.4Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, including future regulations and accounting standards, (ii) alternative accounting treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.

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4.5Meet to review and discuss with the external auditors the annual audited consolidated financial statements and quarterly consolidated financial statements, including disclosures in management discussion and analysis.

4.6Meet separately, quarterly, with the external auditors (including the engagement partner).

4.7Make specific and direct inquiry of the external auditors’ work relating to:

a)Performance of management involved in the preparation of consolidated financial statements;

b)Any restrictions on the scope of audit work;

c)The level of cooperation received in the performance of the audit;

d)The effectiveness of the work of internal audit;

e)Any unresolved material differences of opinion or disputes between management and the external auditors;

f)Any transactions or activities which may be illegal or unethical; and

g)Independence of the external auditors, including the nature and fees of non-audit services performed by the external audit firm and its affiliates.

4.8Provide evaluation and regular feedback to the external auditors.

4.9Conduct an annual performance assessment of the external auditors.

5.REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

5.1Review and approve the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit resources/organization and any significant changes during the year.

5.2Review the annual internal audit department budget.

5.3Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.

5.4Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.
5.5Meet separately, regularly, with the Director of Internal Audit.

5.6Make specific and direct inquiry of the internal auditors’ work relating to:

a)Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;

b)The level of independence of internal audit; and

c)Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

5.7Concurrent with the review of the annual Internal Audit Plan, discuss goals, evaluate the performance and review remuneration of the Director of Internal Audit.

5.8Oversee at least once every five years an external review of the internal audit function and annual internal quality self-assessment program of the function.

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6.REVIEW AND DISCUSSION WITH MANAGEMENT

6.1Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).

6.2Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the consolidated financial statements, including analyses of the effect of alternative GAAP methods on the consolidated financial statements. Such revision should also include:
a)Review with management the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the consolidated financial statements of the Company; and

b)Review and approve all related-party transactions with organizations determined as related from associations with Directors and Officers.

6.3Discuss with management the annual audited consolidated financial statements and quarterly consolidated financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).
6.4Review quarterly with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators.
6.5Review, and have specific oversight responsibility for, CAE’s:
a)Enterprise risk management policy framework;
b)Risk management activities for M&A integration and program execution; and

c)Global insurance coverage (including the Director & Officer Plan).

6.6Review at least annually with management:

a)Capital structure and treasury appropriateness and efficiency; and

b)Tax compliance.

6.7Oversee the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of ESG disclosures to be included in financial reporting.

7.REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE

7.1On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

7.2Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.

8.REVIEW OF PUBLIC DISCLOSURE DOCUMENTS

8.1Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including consolidated financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release.

8.2Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.

8.3Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.

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8.4Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

8.5Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents.

8.6Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from consolidated financial statements.
9.LEGAL AND COMPLIANCE

9.1Review, with the Company’s General Counsel, legal and compliance matters that could have a significant impact on the Company’s consolidated financial statements.

10.HANDLING OF COMPLAINTS

10.1Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

11.ANNUAL REVIEW

11.1Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes.

11.2Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.

12.ORIENTATION AND CONTINUING EDUCATION

12.1Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.

13.OTHER RESPONSIBILITIES

13.1The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

14.MEETINGS

14.1The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

15.ENGAGEMENT OF PROFESSIONAL SERVICES

15.1The Committee is authorized to engage independent counsel, and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

Last updated on February 13, 2024

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